Exhibit 99.1

Solarfun Reports 2007 Full-Year and Fourth Quarter Results

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the fourth quarter and the year ended December 31, 2007.

2007 ANNUAL RESULTS

* Net revenue was RMB 2.395 billion (US$ 328.3 million), up 280% from 2006

* Total PV module shipments as reported were 78.4 MW, up 310% from 19.1 MW in 2006 (Note: Full year shipments were actually 80.6 MW. However, due to certain conditions which require future deliveries of products in order to secure payment for the shipments made in 4Q07, we have deferred revenue recognition until the future deliveries have been made and the cash has been collected.)

* The average selling price was $3.74 for 2007

* Gross profit reached RMB 397.8 million (US$54.5 million), rising over 116% from 2006

* Gross margins reached 16.6% for the full year 2007, showing continuing improvement beginning in 2Q07

* Net income was RMB 148.0 million (US$20.3 million), rising 40% from 2006

* Earnings per basic ADS were RMB 3.081 (US$ 0.42), down from RMB 4.76(US$0.60) in 2006. There was a 132% increase in basic shares outstanding as a result of the Company’s initial public offering in December 2006

Mr. Yonghua Lu, Chairman of Solarfun commented, “The year 2007 was a period of significant progress for the Company and I believe established a foundation for further growth in the burgeoning PV industry. Our financial results met our expectations and showed progress in key measures such as revenue and profit growth. They are also a reflection of our increased scale, vertical integration, broadened customer base, and successful ability to secure supply of key raw materials to meet our growth objectives.”

“Specifically, we expanded manufacturing capacity to a year-end level of 240 MW, acquired and began production of ingots at our 52%-owned ingot manufacturing facility - Jiangsu Yangguang Solar Technology Co. Ltd., increased our customer base more than six-fold, and signed five significant supply contracts totaling $1.4 billion, four of which were with suppliers outside of China.”

“We also achieved a few other significant milestones over the past year. We significantly strengthened our senior management team with a group of executives with relevant industry experience and global expertise and improved our internal management structure and discipline to keep pace with our rapid growth. Additionally, we believe that the increased share ownership of Good Energies provides us with access to significant additional industry expertise and will contribute to the long-term success of our business,” concluded Chairman Lu.

FOURTH QUARTER 2007 HIGHLIGHTS

* Net revenue was RMB 987.8 million (US$ 135.4 million), a 304% increase over 4Q06 and a 31% increase from the 3Q07

* PV module shipments as reported totaled 28.1 MW, which was nearly three times higher than 4Q06 and continued successive quarter-over-quarter shipment increases. Module shipments were 27.3 MW in 3Q07 (Note: 4Q07 shipments were actually 30 MW. However, as mentioned above, due to certain conditions which require future deliveries of products in order to secure payment for the shipments made in 4Q07, we have deferred revenue recognition until the future deliveries have been made and the cash has been collected.)

* The average selling price (“ASP”) was $3.85, which rose from $3.66 in 3Q07

* Gross profit rose 45.3 % from 3Q07 to RMB 174.5 million (US$ 23.9 million)

* Gross margin reached 17.7%, the third consecutive quarter-over-quarter increase.

* Operating expenses as a percent of sales were 8.3%, which was a decrease from 12.4% in 4Q06, but a rise from 7.0% in 3Q07.

* Exchange losses of RMB 3.3 million (US $ 0.5 million) were up from RMB 2.2 million in 4Q06 and RMB 0.70 million in 3Q07.

* Net income was RMB 66.4 million (US$ 9.1 million), a rise of 101% over 4Q06.

* Earnings per basic ADS were RMB 1.38 (US$ 0.19), an increase of 4.2% from RMB 1.32 (US$ 0.18 in 3Q07.

Harold Hoskens, CEO of Solarfun, noted “The fourth quarter concluded an outstanding year for the Company with sequential momentum in shipments, ASP’s and gross margins. We had a non-recurring trend of increased G&A expenses during the quarter, due largely to a ramp-up in our infrastructure costs, including the consolidation of Yangguang, legal expenses associated with becoming a public company, including SOX compliance and audit fees, as well as a larger management infrastructure and non-cash items such as stock-based compensation.”

FINANCIAL POSITION

As of December 31, 2007 the Company had cash and cash equivalents of RMB 273 million (US$ 37.4 million) and working capital of RMB 959.8 million (US$ 131.6 million). Total bank borrowings were RMB 980 million (US$ 134.3 million). Note that on January 29, 2008 the Company placed US $172.5 million of Convertible Senior Notes due 2018.

Net accounts receivable decreased to RMB 430.69 million (US$ 59 million) due to continued focus on cash management practices. Days sales outstanding (DSO’s) improved to 51 days from 62 days in 3Q07.

MANAGEMENT CHANGES

On January 3, 2008 the Company announced the appointment of Harold Hoskens as CEO beginning on February 25, 2008. Mr. Hoskens joins Solarfun from TPO Displays Corporation, Chunan, Taiwan, where he recently served as Deputy CEO. Harold began his career with Royal Philips in 1988, and moved to the Royal Philips’ Mobile Display Systems (MDS) division in Hong Kong, serving as CEO beginning in 2003.

Mr Lu continues to serve as Chairman and will remain actively involved in areas of strategic importance to Solarfun.

BUSINESS OUTLOOK

FIRST QUARTER 2008

Based on current operating trends and other conditions, Solarfun is providing first quarter 2008 and full year 2008 guidance as follows:

* Although the first quarter is not yet concluded, management believes that shipments for 1Q08 will continue to improve. Volumes are expected to be at least 35 MW. ASP’s should remain strong and relatively constant.

* The Company was affected by the winter weather in China in February and continues to be affected by the relatively tight supply and increasing costs of polysilicon. Therefore, management would expect these factors to have some downward pressure on gross margins for the first quarter of 2008.

FULL YEAR 2008

* Based on existing sales and pricing, contracted supply agreements, and other expected business and industry conditions, management provided the following guidance for the full year 2008: The Company has sales contracts totaling over 160 MW (a level that is over double last year’s 78.4MW) and expects prices to be flat or slightly higher from the $3.74 recorded for the full year 2007. Solarfun has secured supply of polysilicon on a contracted basis slightly exceeding its contracted sales volume.

* Capacity will increase from 240 MW to 360 MW by mid-year 2008.

* Management has seen a continued tightness of polysilicon supply and escalating prices on the spot market. With these conditions expected to exist throughout most or all of 2008, management believes some continued negative impact on gross margins from the level achieved in 2007.

CEO Harold Hoskens concluded, “2008 is a mix of opportunities and challenges. We believe Solarfun is well-positioned to continue to gain market share, expand scale, improve our manufacturing efficiencies, penetrate new markets, and develop and expand our supply chain in both China and elsewhere. Our management team, Board of Directors, and key shareholders are determined and committed to building shareholder value over the long term “

Conference Call:

Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on March 27, 2008.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	+1 877 847 0047
- International dial-in number:	+852 3006 8101
- China Toll Free Number:	800 876 5011
Passcode: Solarfun

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for twenty-four hours after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	+1 877 847 0047
- International dial-in number:	+852 3006 8101
Passcode: 280293

FINANCIAL STATEMENTS:

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	December 31	December 31	December 31
	2006	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,137,792	272,928	37,415
Restricted cash	33,822	42,253	5,792
Accounts receivable, net	147,834	430,692	59,043
Inventories, net	372,504	728,480	99,866
Advance to suppliers	238,178	640,118	87,752
Other current assets	75,525	218,917	30,011
Deferred tax assets	3,400	3,026	415
Amount due from related parties	153	920	126
Amount due from shareholders	578	-	-

Total current assets	2,009,786	2,337,334	320,420

Non-current assets
Fixed assets – net	207,449	702,884	96,357
Intangible assets – net	12,897	94,282	12,925
Deferred tax assets	-	4,767	653
Long-term deferred expenses	-	209,946	28,781
Long-term investment	300	300	41

Total non-current assets	220,646	1,012,179	138,757

TOTAL ASSETS	2,230,432	3,349,513	459,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	379,900	980,002	134,346
Long-term bank borrowings, current portion	16,000	-	-
Accounts payable	51,452	141,709	19,426
Notes payable	14,020	-	-
Accrued expenses and other liabilities	33,619	135,395	18,562
Customer deposits	17	27,628	3,788
Amount due to related parties	32,058	92,739	12,713

Total current liabilities	527,066	1,377,473	188,835

Non-current liabilities
Long-term bank borrowings, non-current portion	15,000	-	-
Deferred tax liability	-	9,038	1,239

Total non-current liabilities	15,000	9,038	1,239

Commitments and contingencies

Minority interests	10,151	100,420	13,766

Shareholders’ equity
Ordinary shares
(par value US$0.0001 per share; 400,000,000 shares authorized; 239,994,754 shares and 241,954,744 issued and outstanding at December 31, 2006 and 2007, respectively	193	194	27
Additional paid-in capital	1,565,524	1,601,853	219,594
Statutory reserves	16,024	37,548	5,147
Retained earnings	96,474	222,987	30,569

Total shareholders’ equity	1,678,215	1,862,582	255,337

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,230,432	3,349,513	459,177

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31	September 30,	December 31	December 31	December 31	December 31
	2006	2007	2007	2006	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	244,163	752,613	804,164	604,317	2,209,514	302,897
Photovoltaic cells	558	1,227	50,025	7,182	52,019	7,131
Photovoltaic cells processing	(53)	-	-	19,408	-	-
PV modules processing	-	-	5,876	-	5,876	806
Others	-	-	127,706	-	127,726	17,510

Total net revenue	244,668	753,840	987,771	630,907	2,395,135	328,344

Cost of revenue
Photovoltaic modules	(178,626)	(632,643)	(653,667)	(434,493)	(1,835,886)	(251,677)
Photovoltaic cells	(435)	(1,072)	(47,476)	(5,983)	(49,332)	(6,763)
Photovoltaic cells processing	(40)	-	-	(6,054)	-	-
PV modules processing	-	-	(2,014)	-	(2,014)	(276)
Others	-	-	(110,110)	-	(110,123)	(15,097)

Total cost of revenue	(179,101)	(633,715)	(813,267)	(446,530)	(1,997,355)	(273,813)

Gross profit	65,567	120,125	174,504	184,377	397,780	54,531

Operating expenses
Selling expenses	(5,860)	(20,158)	(23,167)	(11,883)	(62,777)	(8,606)
G&A expenses	(20,629)	(28,971)	(50,153)	(52,214)	(113,756)	(15,595)
R&D expenses	(3,800)	(3,277)	(8,506)	(6,523)	(27,440)	(3,761)

Total operating expenses	(30,289)	(52,406)	(81,826)	(70,620)	(203,973)	(27,962)

Operating profit	35,278	67,719	92,678	113,757	193,807	26,569

Interest expenses	(4,547)	(6,683)	(11,293)	(8,402)	(25,978)	(3,561)
Interest income	834	4,333	(1,805)	1,326	16,244	2,227
Exchange losses	(2,223)	(698)	(3,307)	(4,346)	(25,628)	(3,513)
Other income	416	5,806	(7,552)	902	1,505	206
Other expenses	(362)	(6,957)	(2,032)	(836)	(9,670)	(1,326)
Value of embedded foreign currency derivative	919	-	-	(163)	-	-
Government grant	212	700	1,369	852	2,089	286

Net income (loss) before income tax and minority interest
	30,527	64,220	68,058	103,090	152,369	20,888

Income tax benefit / (expenses)	2,559	(1,331)	(3,814)	3,132	(7,458)	(1,022)
Minority interest	(35)	686	2,199	(301)	3,124	428

Net income (loss)	33,051	63,575	66,443	105,921	148,035	20,294

Net income attributable to ordinary shareholders
	29,500	63,575	66,443	98,695	148,035	20,294

Net income/ (loss) per share
Basic	0.2602	0.2649	0.2759	0.9524	0.6163	0.0845
Diluted	0.1760	0.2649	0.2759	0.7454	0.6163	0.0845

Shares used in computation
Basic	113,370,310	240,024,754	240,807,142	103,631,832	240,199,520	240,199,520
Diluted	187,820,841	240,024,754	240,807,142	142,108,460	240,199,520	240,199,520

Net income/ (loss) per ADS
Basic	1.3010	1.3243	1.3796	4.7618	3.0815	0.4224
Diluted	0.8799	1.3243	1.3796	3.7268	3.0815	0.4224

ADSs used in computation
Basic	22,674,062	48,004,951	48,161,428	20,726,366	48,039,904	48,039,904
Diluted	37,564,168	48,004,951	48,161,428	28,421,692	48,039,904	48,039,904

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB7.2946 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

Safe Harbor Statement

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s business outlook for 2008, including first quarter and full year 2008 estimates for net revenue, PV product shipments, raw materials and product prices, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs, 86- 21-6307-0222
Vice President of Strategic Planning
IR@solarfun.com.cn
or
Christensen
Peter Homstad, 480-614-3026
phomstad@ChristensenIR.com